Exhibit 99.(d)(7)(C)

Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

AllianceBernstein L.P.
Dated November 13, 2019
Amended as of June 17, 2020

Series	Fee (as an annual percentage of average daily net assets of the Series):
Guardian Growth & Income VIP Fund	0.30% of the first $200 million; 0.28% over $200 million
Guardian Strategic Large Cap Core VIP Fund	0.30% on the first $100 million; 0.25% on the next $100 million; 0.23% over $200 million in assets